Exhibit 1.1

FIRST AMENDMENT TO INVESTOR RIGHTS agreement

This First Amendment to Investor Rights Agreement (this “First Amendment”) is entered into effective as of February 22, 2021 (the “Effective Date”) by and between ION GEOPHYSICAL CORPORATION (“Company”) and BGP, Inc., China National Petroleum Corporation (“Investor”).

RECITALS:

A.  Company and Investor are parties to that certain Investor Rights Agreement dated as of March 25, 2010, filed on March 31, 2010 as Exhibit 10.2 to the Company’s Current Report on Form 8-K (the “Investor Rights Agreement”).

 B.  Company and Investor wish to amend certain provisions of the Investor Rights Agreement as hereinafter set forth.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to the foregoing, and in consideration of the mutual covenants and agreements contained in the Investor Rights Agreement and herein, the Investor Rights Agreement, effective as of the Effective Date, is hereby modified and amended as set out below:

1.   Definitions.  All capitalized terms used herein shall have the same meaning as defined in the Investor Rights Agreement. unless otherwise defined in this First Amendment.

2.   Investor Rights Termination Event.  The definition of “Investor Rights Termination Event” is amended to read as follows: “Investor Rights Termination Event” shall be deemed to have occurred if, at the close of any Business Day following February 16, 2021, the Investor Percentage Interest falls under 5.0%; provided that, if the event causing the reduction in Investor Percentage Interest is due to any action or inaction entirely outside of the control of the Investor, the “ Investor Rights Termination Event” shall be deemed to have occurred 30 calendar days after such event if on such date the Investor Percentage Interest is under 5.0%.”

3.   Entire Agreement/Conflict.  The Investor Rights Agreement, as amended by this First Amendment, sets forth the entire agreement between the Parties with respect to the matters set forth therein and herein. With the exception of those terms and conditions specifically modified and amended herein, the herein referenced Investor Rights Agreement shall remain in full force and effect in accordance with all its terms and conditions. In the event of any conflict between the terms and provisions of this first Amendment and the terms and provisions of the Investor Rights Agreement, the terms and provisions of this First Amendment shall prevail.

4.   Joint Product/Headings.  This First Amendment is the result of arms-length negotiations between Company and Investor, both of whom are sophisticated parties.  Accordingly, neither Party shall be deemed to be the author of this First Amendment.  The section and paragraph headings of this First Amendment are for convenience only and in no way limit or enlarge the scope or meaning of the language hereof.

5.    Counterparts.  This First Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one agreement.  To facilitate execution of this First Amendment. the parties may execute such counterparts and exchange copies of such executed counterparts via telefax or e-mail, and such telefaxed or e-mailed copies shall serve as originals.

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Investor Rights Agreement to be effective for all purposes as of the Effective Date.

COMPANY

ION GEOPHYSICAL CORPORATION

By: /s/ Christopher T. Usher

Name: Christopher T. Usher

Title: President & CEO

INVESTOR

BGP Inc.,

China National Petroleum Corporation

By: /s/ Zhang ShaoHua

Name: Zhang ShaoHua

Title: President